Exhibit 12.1

Bristow Group Inc.

Computation of Ratios of Earnings to Fixed Charges

(In thousands, except ratio amounts)

	Historical						Pro Forma
	Six Months Ended September 30, 2017	Fiscal Year Ended March 31,					Six Months Ended September 30, 2017	Fiscal Year Ended March 31, 2017
		2017	2016	2015	2014	2013
Income from continuing operations before provisions of income taxes and non-controlling interests	$(71,177)	$(144,302)	$(79,231)	$111,473	$244,991	$166,677	$(74,316)	$(147,509)
Add: amortization of capitalized interest	1,603	2,708	2,584	2,598	2,682	2,786	1,603	2,708
Add: fixed charges (from below)	75,537	131,893	116,367	99,797	94,305	71,504	79,246	139,369
Add: equity in earnings from unconsolidated affiliates less than (in excess of) dividends received	(1,190)	(4,438)	2,619	9,418	1,629	(9,244)	(1,190)	(4,438)
Less: capitalized interest	(1,956)	(10,169)	(10,575)	(14,559)	(14,104)	(6,594)	(2,241)	(12,304)

Earnings	$2,817	$(24,308)	$31,764	$208,727	$329,503	$225,129	$3,102	$(22,174)

Fixed charges:
Fixed charges:
Interest expense:
Interest on indebtedness(1)	$34,952	$50,862	$35,186	$30,310	$44,938	$42,446	$38,376	$56,203
Capitalized	1,956	10,169	10,575	14,559	14,104	6,594	2,241	12,304
Interest portion of rental expense	38,629	70,862	70,606	54,928	35,263	22,464	38,629	70,862

Fixed charges:	$75,537	$131,893	$116,367	$99,797	$94,305	$71,504	$79,246	$139,369

Ratio of earnings to fixed charges (earnings divided by fixed charges)	*	*	*	2.1	3.5	3.1	*	*

(1)	Includes amortization of debt issuance costs.
*	Earnings for fiscal year 2016 and 2017 and the six months ended September 30, 2017 were inadequate to cover fixed charges by $84.6 million, $156.2 million, and $72.7 million, respectively. Earnings to fiscal year 2017 and the six months ended September 30, 217 on a pro forma basis were inadequate to cover fixed charges by $161.5 million and $76.1 million, respectively.